Exhibit 99.4

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Inter Pipeline Ltd. The Offer (as defined below) is being made solely by the Offer and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made or directed to, nor will deposits of Common Shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Any residents of the United States should read carefully the paragraphs under “NOTICE TO SHAREHOLDERS IN THE UNITED STATES” set forth below.

February 22, 2021

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

INTER PIPELINE LTD.

by BISON ACQUISITION CORP.

for consideration per Common Share, at the choice of each holder, of:

(i) $16.50 in cash (the “Cash Consideration”);

or

(ii) 0.206 of a Brookfield Infrastructure Corporation (“BIPC”) class A exchangeable subordinate voting share (the “Share Consideration”),

subject, in each case, to pro-ration

Bison Acquisition Corp. (the “Offeror”) today announces an offer (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”), together with the associated rights issued and outstanding under the shareholder rights plan of IPL (the “SRP Rights”), including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon any exercise, exchange or conversion of securities of IPL into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration per Common Share held or (ii) the Share Consideration per Common Share held, in each case subject to pro-ration. The exchange ratio for the Share Consideration has been calculated based on the closing price of the class A exchangeable subordinate voting shares of BIPC (the “BIPC Shares”) on February 10, 2021, the last trading day prior to the announcement of the Offeror’s intention to make this Offer. Shareholders may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration. The total amount of cash available under the Offer is limited to $4.9 billion. The total number of BIPC Shares available under the Offer is limited to 19,040,258 (based on the number of Common Shares outstanding as disclosed on the Toronto Stock Exchange (“TSX”) website ), subject to minor adjustments to account for rounding. The issuance of the BIPC Shares as the Share Consideration is subject to receipt of customary approval from the TSX.

The Offer, which is subject to certain terms and conditions, is set forth in the Offeror’s offer to purchase and the related offering circular dated February 22, 2021 (the “Offer and Circular”) and the related letter of transmittal and notice of guaranteed delivery (collectively, with the Offer and Circular, the “Offer Documents”), copies of which will be filed with the securities regulatory authorities in Canada and will be available on the Canadian Securities Administrators’ website at www.sedar.com and also available at www.ipl-offer.com.

The Offer is open for acceptance until 5:00 p.m. (MST) on June 7, 2021 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “IPL”. The BIPC Shares are listed on the TSX and the New York Stock Exchange under the symbol “BIPC”. The Offer represents a significant premium of approximately 23% to the $13.40 per Common Share closing price of the Common Shares on the TSX on February 10, 2021 (the last trading day prior to the public announcement by the Offeror of its intention to make the Offer). The Offer also represents an approximate 28% premium to the volume-weighted average trading price of $13.07 per Common Share on the TSX over the 30 trading days ended February 10, 2021.

The Offer is conditional on, among other things: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or any Non-Independent Shareholder (as defined in the Offer and Circular), which is a non-waivable statutory condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, which represent together with the Common Shares held by the Offeror and its affiliates at the Expiry Time, at least 66% of the outstanding Common Shares (on a Fully-Diluted Basis, as defined in the Offer and Circular); (iii) the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined in the Offer and Circular); and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, as described in the Offer and Circular. These and other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”.

The Offer is being made only for Common Shares and the accompanying SRP Rights. Shareholders who have deposited Common Shares will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) (as defined in the Offer and Circular) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Offer and Circular, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Offer and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer (as defined in the Offer and Circular), if any, to accept the Offer. However, an investment advisor, stock broker, bank, trust company or other intermediary through whom Shareholders own Common Shares may charge a fee to tender any such Common Shares on their behalf. Shareholders should consult their investment advisor, stock broker, bank, trust company or other intermediary to determine whether other charges will apply.

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the deposited Common Shares have been taken up by the Offeror under the Offer and in the other circumstances which are fully described in Section 7 of the Offer and Circular, “Withdrawal of Deposited Common Shares”. The sale of Common Shares pursuant to the Offer may be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders should carefully review the Offer and Circular in this respect and, as necessary, consult their own tax advisors having regard to their own particular circumstances.

The Offeror has requested the use of IPL’s shareholder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares and furnished to investment dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on IPL’s shareholder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to “$” herein refer to Canadian dollars. All cash payments under the Offer will be made in Canadian dollars.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, Brookfield Infrastructure Partners L.P. (“BIP”) and BIPC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will contain a prospectus and various documents relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. BIPC is a foreign private issuer and BIP is permitted to prepare the Offer and Circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements included in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of BIPC Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the Laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS INCLUDING THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

Copies of the Offer Documents may be obtained without charge from the Depositary and Information Agent or at www.ipl-offer.com. Any questions or requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and locations listed below.

The Depositary and Information Agent for the Offer is: Laurel Hill Advisory Group

North American Toll Free Phone: 1-877-452-7184

Banks, Brokers and Collect Calls: 1-416-304-0211 Facsimile: 416-646-2415 • Email: assistance@laurelhill.com